September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (213) 617-0981

Dunson K. Cheng
President
Cathay General Bancorp
777 North Broadway
Los Angeles, CA 90012

>   **Re: Cathay General Bancorp**
>   **Definitive 14A**
>   **Filed April 20, 2007**
>   **File No. 00-18630**

Dear Mr. Cheng:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 13

1. Disclose the tasks performed by Mercer, the scope of Mercer's engagement with the Committee and any instructions provided by the Committee to Mercer. Refer to Item 407(e)(3)(iii) of Regulation S-K.

2. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1 of Commission Release No. 33-8732A. There appear to be significant disparities in the compensation awarded to Mr. Cheng and the amounts paid to the other named executives. The differences are both in the magnitude of the awards made and also in the number of different forms of compensation. Please explain why the compensation of your CEO differs from the compensation of your other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, revise your disclosure to discuss compensation on an individualized basis.

Annual Cash Bonus, page 15

3. Please discuss how you determined the amount of compensation you paid under your cash and long-term equity incentive plans in greater detail. Provide a focused discussion that not only sets forth the amount of compensation awarded under the various plans and arrangements but also provides substantive analysis and insight into how the committee determined the specific payout amounts. See Item 402(b)(1)(v) of Regulation S-K. Although your compensation decisions may be subjective in nature, provide analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element. Discuss and analyze the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officers' compensation package. Also, discuss the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various factors it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

4. Provide a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Discuss the specific items of company performance, such as those relating to net income, return on average assets, return on stockholders' equity, as well as any other strategic or operating objectives, and how your incentive awards are specifically structured around such performance goals. Furthermore, discuss the specific items of company performance and how

your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b). Qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). Discuss any instances where the Committee exercised its discretion to adjust the measurement amounts, the targets or to make awards beyond the amounts required by the objective formula discussed on page 15. If you determined that you could exclude the performance objectives because you determined that they were confidential, please provide the staff with your analysis addressing how you determined that the disclosure of the targets would cause competitive harm to Cathay General. To the extent that it is appropriate to omit specific targets or performance objectives, provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the named individual or Cathay General to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

5. Your disclosure suggests that the individual performance of the named executive officers was a significant factor considered by the Committee in establishing compensation awards. Please discuss and analyze of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Regulation S-K Item 402(b)(2)(vii).

Equity Incentive Compensation, page 17

6. The Committee made a restricted stock grant to Mr. Cheng on January 25, 2006. Please discuss and analyze or place in context the reasons for the award and how the Committee determined the size of the grant. Also, provide a reasonably complete description of the material terms of the grant, including the specific aspects of company performance upon which receipt of the award is based. Finally, discuss how this award fits into your overall executive compensation program given the fact that Mr. Cheng was the exclusive recipient of this form of compensation. Please refer to Item 402(b)(1)(iii)-(vi) of Regulation S-K.

Grants of Plan Based Awards, page 23

7. Please include the target and threshold award amounts for your non-equity compensation plans in the tabular presentation. Please refer to Item 402(d) of Regulation S-K.

Potential Payments After A Change In Control, page 26

8. Explain how the Committee determined that the payment and benefit levels were appropriate under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

9. Please address all provisions which would give rise to payments to the named executives in the event employment was terminated for reasons other than a change-in-control. Please refer to Item 402(j) for a description of the types of arrangements that require disclosure under the subparagraph.

Transactions with Related Persons, Promoters and Certain Control Persons, page 31

10. Please include a statement of whether your policies and procedures for review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 are in writing, and, if not, how such policies are evidenced. Please refer to Item 404(b)(1)(iv) of Regulation S-K.

11. Please clarify that any loans made to related parties are on the same terms, including interest rates, as those available to other persons *not related to the lender.* Please refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to comments do not

> foreclose the Commission from taking any action with respect to the filing; and
>
> • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Perry Oie
       General Counsel